Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

August 22, 2019	NR 19-13

Alianza Minerals begins KRL Gold Property exploration program

●	Targeting high-grade surface gold mineralization
●	Located in Golden Triangle, BC

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) reports that crews have commenced exploration targeting high-grade gold vein mineralization at the KRL Property, Golden Triangle, British Columbia. Initial sampling in 2018 returned high-grade gold values from the KRL showing, including 122 g/t gold from a 50 cm-wide quartz vein. The KRL Property is located in British Columbia’s prolific Golden Triangle, adjacent to Aben Resources’ Forrest Kerr Gold project. The property lies near the junction of McLymont Creek and the Iskut River, approximately 5 km from the McLymont Creek and Forrest Kerr power generation plants. Road access exists less than 2 km from the property boundary.

“Our 2019 program at KRL is focussing on establishing the context of the high-grade gold-bearing quartz veins identified at the KRL showing by previous workers,” stated Jason Weber, President and CEO of Alianza Minerals. “Geological mapping and soil and rock geochemical sampling will investigate the potential for additional and more extensive veining and for additional styles of mineralization at this early stage project which was recently acquired by Alianza.”

Previous work at KRL dates back to the late 1980’s and includes hand trenching of quartz veins 10 – 100 cm in width (generally 10-50 cm wide) and exposed for as much as 60 metres on strike before becoming obscured under talus. Results of this historic work include a series of five samples, collected on one-metre spacings yielding 56.01, 35.93, 122.86, 194.23 and 64.04 g/t gold over 50-70 cm (trench 1). Another vein, sampled approximately 10 metres to the northwest, returned 248.1 g/t gold over its 10 cm width, and another at 229.47 g/t gold from a nearby 10 cm sample. At least 11 veins have been identified over a 400 m by 600 m area. Most veins are steeply-dipping with a north-westerly strike.

The 2019 program will investigate areas west and north of known mineralization, which is largely located above treeline. Prospecting, mapping and soil geochemical sampling will target prospective areas, especially where overburden and vegetation may obscure mineralization. This work will try to identify further vein mineralization as well as potential for additional styles of mineralization known to exist in the Golden Triangle. It is expected that it will take crews 10 days to execute the program. One of the key goals of this exploration program is to determine if the project has potential to expand the area of known high grade mineralization which would make it more attractive to potential earn-in partners.

Alianza has an option to earn a 100% interest in the property by conducting $2.25 million in exploration on the property over 5 years, issuing 800,000 shares of Alianza staged over five years (100,000 shares already issued), and by making staged cash payments totalling $250,000 over four years to prospector Bernie Kreft.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has four projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 81.2 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau: mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.